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                              May 13, 2022

       Charles Fernandez
       Chief Executive Officer
       NextPlat Corp
       18851 N.E. 29th Ave., Suite 700
       Aventura, FL 33180

                                                        Re: NextPlat Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed April 22,
2022
                                                            File No. 333-262748

       Dear Mr. Fernandez:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-3

       Prospectus Summary, page 3

   1.                                                   We note the revised
disclosure on page 5 indicating that    In the event a NFT or other
                                                        digital asset is deemed
by the Company pursuant to the above analysis to possess a
                                                        reasonable likelihood
of being deemed a security, the Company will (a) comply with applicable laws and
regulations by forming, acquiring or engaging a licensed broker-
                                                        dealer authorized to
act as an trading system for those digital assets       It appears that
                                                        there may be other
regulatory implications in the event the company determines that a particular NFT or
crypto asset is or may be a security. Please revise to more broadly address your compliance
with the federal securities laws in such case.
 Charles Fernandez
FirstName  LastNameCharles Fernandez
NextPlat Corp
Comapany
May        NameNextPlat Corp
     13, 2022
May 13,
Page 2 2022 Page 2
FirstName LastName
2. We note your response to prior comment 3. We further note your disclosure that you
         "intend to utilize third-party tools to proactively screen for high-risk wallets, including explicitly sanctioned addresses and addresses associated with sanctioned entities." Please revise to clarify whether you intend to verify the identities of users on your platform to determine whether they may be sanctioned or otherwise restricted, or if you intend to only screen wallet addresses. For example, it is unclear whether a sanctioned individual with a new digital wallet would be captured in a screening of wallet addresses only. Also, revise your risk factor disclosure to discuss the risk associated with allowing sanctioned individuals or entities to utilize your platform.
Risk Factors
Whether a particular non-fungible token (NFT) or other digital..., page 10

3. We note your response to prior comment 2, as well as the related disclosure at the top of page 5. Please revise your risk factor disclosure to conform it to such response/disclosure.
General

4. We note your response to comment 5, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.
       Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Matthew Derby, Staff
Attorney, at (202) 551-3334 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Johnathan C. Duncan